

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Via Email

Kenneth R. Bowling
Chief Financial Officer
Culp, Inc.
1823 Eastchester Drive
High Point, North Carolina 27265-1402

> Re: **Culp, Inc.**
> **Form 10-K for the Fiscal Year Ended May 2, 2010**
> **Filed July 15, 2010**
> **File No. 001-12597**

Dear Mr. Bowling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part II, page 24

Item 5. Market for the Registrant's Common Equity, page 24

1. It does not appear that you provide the high and low equity sales price information required by Item 201(a)(ii) of Regulation S-K. Please provide us with proposed disclosure incorporating this information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2. In the fourth paragraph on page 27, the first paragraph on page 28 and the first paragraph on page 32 you attribute sales increases, in part, to "significant improvement in consumer demand…." Please provide us with proposed disclosure addressing whether you believe

this is a trend that you expect will have an impact on continuing operations. Your disclosure should be a discussion and analysis of the issue as seen through the eyes of management. See Item 303(a)(3) of Regulation S-K. For additional guidance, refer to Securities Act Release No. 33-8350 (effective Dec. 29, 2003).

3. Please provide us with proposed disclosure expanding this and your Liquidity and Capital Resources sections to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your statements on pages 32 and 34 that you are currently facing significant pricing pressures and higher raw material costs, but you provide no further information or analysis. Discuss whether you expect this trend to continue and how it may impact your plans to expand, your available liquidity, or any other factors. Further, please discuss in reasonable detail:

- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and Securities Act Release No. 33-8350 (effective Dec. 29, 2003).

Item 9A(T). Controls and Procedures, page 107

4. Please confirm to us whether management, including your Chief Executive Officer and Chief Financial Officer, concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed by you under the Exchange Act is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, in a manner to allow timely decisions regarding the required disclosure. In this regard, we note your conclusion on page 107 that your disclosure controls and procedures "have been designed to ensure that information required to be disclosed in reports filed by [you] … is accumulated and communicated to management … in a manner to allow timely decisions regarding the required disclosure" (emphasis added). This is not a conclusion with respect to whether your controls and procedures were effective pursuant to the requirements of Item 307 of Regulation S-K, but rather a conclusion with respect to the intent of the design of your disclosure controls and procedures. Please advise. Please also apply this comment to your subsequently filed Form 10-Qs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

H. Christopher Owings
Assistant Director

cc: Franklin N. Saxon
        Chief Executive Officer
        Via Email FNSaxon@culp.com